PRESS RELEASE

Sanofi and Glenmark Pharmaceuticals Sign License Agreement

on Novel Monoclonal Antibody for Crohn’s Disease

and Other Chronic Autoimmune Disorders

Paris, France—May 16, 2011—Sanofi (EURONEXT: SAN and NYSE: SNY) announced today that it has entered into a license agreement with Glenmark Pharmaceuticals S.A. (GPSA), a wholly owned subsidiary of Glenmark Pharmaceuticals Limited India (GPL), for the development and commercialization of GBR500, a novel monoclonal antibody to treat Crohn’s Disease and other chronic autoimmune disorders. The closing of the transaction is subject to customary conditions, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

GBR500 is an antagonist of the VLA-2 (alpha2-beta1) integrin. It is a first-in-class therapeutic monoclonal antibody for chronic autoimmune disorders. GBR500 has completed a Phase I dosing study in the US and has been well tolerated with a good pharmacokinetic profile.

Under the terms of the agreement, Glenmark will receive an upfront payment of US$ 50 million, of which US$ 25 million will be paid upon closing of the transaction and US$ 25 million, which is contingent upon Sanofi’s positive assessment of certain data to be provided by Glenmark. In addition, Glenmark could receive potential success-based development, regulatory and commercial milestone payments. In addition, Glenmark is eligible to receive double-digit royalties on net sales of products commercialized under the license. Sanofi will have exclusive marketing rights in North America, Europe, Japan, Mexico, Argentina, Chile and Uruguay, and co-marketing or co-promotion rights in Brazil, Russia, Australia and New Zealand. Glenmark will retain exclusive marketing rights in India and the rest of the world.

“There continues to be a strong medical need for safer and more efficacious products for the treatment of Inflammatory Diseases,” said Elias Zerhouni, M.D., President, Global Research & Development, Sanofi. “GBR500 brings an innovative approach to Sanofi’s Immuno-Inflammation portfolio, which we believe may address a significant gap in treating Inflammatory Diseases which would be of huge benefit to patients”.

According to Glenn Saldanha, M.D., Chief Executive Officer of GPL, “This collaboration on a novel first-in-class monoclonal antibody validates Glenmark’s world-class innovative R&D capabilities in the drug discovery area. We are pleased to have this second licensing collaboration with Sanofi, one of the largest pharmaceutical companies in the world and the first one from Glenmark in the field of novel biologics.”

About the GBR500 program

VLA-2 (alpha2 beta1) integrin is a receptor that plays a role in lymphocyte adhesion at inflammation sites and in the downstream release of inflammatory cytokines. By targeting VLA-2, GBR500 can play a selective and critical role in treating inflammatory conditions. The goal of the partnership will be to advance GBR500 with the hope of providing to patients better medicines for chronic inflammatory disorders.

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About Glenmark

Glenmark Pharmaceuticals Ltd. (GPL) is a research-driven, global, integrated pharmaceutical company headquartered at Mumbai, India. It is a leading player in the discovery of new molecules both NCEs (new chemical entity) and NBEs (new biological entity). Glenmark has eight molecules in various stages of clinical development and is primarily focused in the areas of Inflammation, Metabolic Disorders and Pain. The company has a significant presence in branded generics markets across emerging economies including India. GPL along with its subsidiary has twelve manufacturing facilities in four countries and has five R&D centers.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, rare diseases, consumer healthcare, emerging markets and animal health. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:
Media Relations	Investor Relations
Jean-Marc Podvin	Sébastien Martel
Tel.: + (33) 1 53 77 46 46	Tel.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

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